MEMORANDUM OF AGREEMENT ENTERED INTO AT MONTREAL, QUEBEC, THIS _____ DAY OF JUNE, 2006

BY AND BETWEEN: MAHJONG DEVELOPMENT INC., a corporation duly constituted, having its principal place of business located at 15 Chelsea Place, in the city of Montreal, province of Quebec, herein acting and represented by Linda Lemieux, its secretary, duly authorized as she so declares

(the “Corporation”)

AND:  IAN SHERRINGTON, employee, residing and domiciled at 15 Chelsea Place, in the city of Montreal, province of Quebec,

(the “Employee”)

WHEREAS the Employee has resigned as president, director and employee of the Corporation, effective June 24, 2006;

WHEREAS the Corporation has accepted the Employee’s resignation;

NOW, THEREFORE, this agreement confirms and records the agreements of the parties hereto as relating to the termination of the Employee’s employment with the Corporation:

1.	The Employee’s employment with the Corporation is terminated effective June 24, 2006 (the “Termination Date”).

2.
The Employee shall be entitled to receive his base salary for the period up to and ending on the Termination Date. The Employee shall also be entitled to the reimbursement of any pre-authorized expenses incurred on behalf of the Corporation prior to the Termination Date upon completion and delivery to the Corporation of a final expense report accompanied by vouchers or other back up documentation. The Employee shall not be entitled to any bonus, incentive or other remuneration or benefit under the employment agreement between the Employee and the Corporation (under its former name 9143-3250 Quebec Inc.), dated June 30, 2005 (the “Employment Agreement”).

3.
The Employee shall return all corporate credit cards, keys and any other items, including, without limitation, documents, records and all other materials belonging to the Corporation, to the Corporation’s representative on or prior to the Termination Date.

4.
The Employee agrees and acknowledges that the provisions of the Employment Agreement, and in particular, but without limiting the generality of the foregoing, articles 7, 8 and 9 thereof (relating to confidentiality, intellectual property, non-competition and non-solicitation) shall survive the termination of his employment with the Corporation.

5.
For good and valuable consideration received, whereof quit, the Employee hereby grants unto the Corporation and its officers, employees, directors and shareholders (collectively the “Releasees”), and their respective successors, assigns, heirs and legal and personal representatives, a full, complete and final release and discharge of and from all manner of actions, causes of action, suits, demands, debts, claims, accounts, covenants, contracts, damages and complaints, of any nature whatsoever, for any cause whatsoever arising out of or resulting directly or indirectly from the Employee’s employment with the Corporation or the termination of such employment, or from having acted as a director or officer of the Corporation.

6.	The parties hereto agree that the present agreement constitutes a transaction within the meaning of articles 2631 and following of the Civil Code of Quebec.

7.
The parties hereto have required that this Agreement and related documents be drafted in the English language. Les parties aux présentes ont exigé que ce contrat et les documents y afférents soient rédigés dans la langue anglaise.

IN WITNESS WHEREOF, the parties have executed this agreement at the place and on the date first mentioned hereinabove.

MAHJONG DEVELOPMENT INC.

Witness	Per: Linda Lemieux

Witness	IAN SHERRINGTON